UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File No. 1-10324

CUSIP No. 458685104

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Fiscal Year Ended: June 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on From 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION HAS VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

The InterGroup Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1100 Glendon Avenue, Suite PH-1

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90024

City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on

Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the

☒	prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule

12b-25(c) has been attached if applicable. N/A

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to complete the required financial statements for the fiscal year ended June 30, 2017 on a timely basis. The Company expects to file the required report within the allocated extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Nguyen	(310)	889-2511
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No *

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company is in the process of reviewing its accounting for the expense accruals and the tax provision and may have adjustments related to these items. The Company has not yet made a final determination of the amount of such adjustments.

THE INTERGROUP CORPORATION

(Name of Registrant as Specified in its Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2017	By: /s/ David Nguyen
David Nguyen, Treasurer
Principal Accounting Officer